55U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

Information Statement under Section 14(f)

of the Securities Exchange Act of 1934 and Rule 14f-1 there under

Commission File Number: 000-53099

YOUR WAY HOLDING CORP.

(Exact name of small business issuer as specified in its charter)

Colorado	20-8510684
(State or other jurisdiction of incorporation)	(IRS Employer ID No.)

9283 E. Arbor Cir. Unit #F
Englewood, Colorado 80111

(Address of principal executive offices)

(720) 272-5211

(Issuer's Telephone Number)

Securities registered under Section 12(b) of the Exchange Act:

None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, Par Value $0.001 Per Share

(Title of Class)

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

GENERAL

          We are providing this Information Statement to holders of the Common Stock, par value $0.001 per share (the "Common Stock") of Your Way Holding Corp. (the "Company") as of October 27, 2009, pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. You are receiving this information statement in connection with the expected resignation of our current Board of Directors and the appointment of three new directors to the Board, as more fully described below.

          This Information Statement is being filed with the Securities and Exchange Commission (the "SEC") and mailed to the stockholders on or about October 29, 2009.

CHANGE IN BOARD OF DIRECTORS

          On October 27, 2009, we entered into a Share Exchange Agreement (the "Exchange Agreement") by and among the Company, Industry Concepts LLC (“IC”) and Primp LLC ("Primp") (IC and Primp hereinafter jointly referred to as the “Acquired Companies”) and their members, in which we have agreed to issue an aggregate of 20,430,000 shares of our Common Stock, including 16,430,000 shares to the members of IC and 4,000,000 shares to the members of Primp, in exchange for all of the issued and outstanding member interests of the Acquired Companies. In addition, to facilitate this transaction and eliminate dilution of minority shareholders, members of our current management have agreed to voluntarily redeem an aggregate of 20,430,000 shares back to the Company.

          Pursuant to the Exchange Agreement, the members of the Acquired Companies will acquire a controlling number of shares of the Company, we will acquire all of the outstanding stock of the Acquired Companies, and the Acquired Companies will become wholly owned subsidiaries of our Company. Upon completion of the transaction, we will adopt and continue implementing the Acquired Companies business plans and will change our name to “Industry Concept Holding Corp.” Further, upon closing of the share exchange, our officers will resign such positions and those persons described in the “New Officers and Directors” section below will be appointed as officers of the Company. Upon the later of effectiveness of the share exchange or the expiration of the 10-day period following the filing of this Information Statement with the SEC and mailing of this Information Statement to our shareholders, our directors will resign and those persons described in the “New Officers and Directors” section below will be appointed as directors of the Company. The effectiveness of the Exchange Agreement is expected to take place on or about November 2, 2009.

          Each of the Acquired Companies is engaged in the garment industry and is based in Los Angeles, CA. IC, founded in 2006, encompasses a vertically integrated approach and is based upon a combination of four key elements, including private label manufacturing, in stock premium dyeable products, intellectual property development and management and domestic and international licensing. IC manages product from fiber through development to fulfillment. Primp commenced operations in 2004 and emphasizes a contemporary lifestyle line of clothing for women ranging in age from 18-50. Primp also has begun the initial stages of opening its own retail locations and the initial flagship store opened in Commerce, CA in June 2009. The production sites for the Acquired Companies include Los Angeles, Mexico, India and China.

          No vote or other action is required by our stockholders in connection with this Information Statement or the resignation and appointment of any director. Proxies are not being solicited.

VOTING SECURITIES AND PRINCIPAL HOLDERS

          On October 27, 2009, we had 22,010,000 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders. The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of October 27, 2009, with respect to (a) each of our directors and executive officers, (b) all of the directors and executive officers as a group, and (c) any other person known by us to beneficially own more than five percent of our Common Stock:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)(2)	Percent of Class

Lynn M. Vagi 4363 South Quebec #4207 Denver, Colorado 80237	21,000,000	95.4%

Donald R. Stoltz 4363 South Quebec #4207 Denver, Colorado 80237	15,000	*

All Officers and Directors as a Group (two persons)	21,015,000	95.5%

____________________

* Less than 1%

   (1) All ownership is beneficial and of record, unless indicated otherwise.

   (2) The Beneficial owner has sole voting and investment power with respect to the shares shown.

CHANGES IN CONTROL

          On October 27, 2009, we entered into the Exchange Agreement with the Acquired Companies. The transaction will result in a change in certain of our management and Board of Directors and will also result in a change in the controlling members of the Company.

          As discussed in "Change in Board of Directors" above and in "Directors and Officers - New Officers and Directors" below, as a result of the closing of the Exchange Agreement, Donald Stultz will resign as a director and be replaced by Alan Elgort. In addition, Messrs. Lorber and Elgort and Ms. Payne will assume positions as officers of our Company.

          The following table sets forth certain information regarding our Common Stock expected to be beneficially owned as of the day after the closing of the Exchange Agreement, by each person known to us whom we expect to beneficially own more than 5% of our Common Stock, each person anticipated to be a newly appointed executive officer and director, and all persons anticipated to be newly appointed directors and executive officers as a group. The following table is based upon information with respect to the capitalization of the Acquired Companies as of October 27, 2009. This table is based upon information supplied by the named parties or management of the Acquired Companies. Unless otherwise indicated in the footnotes to this table, and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of preferred stock convertible into shares of Common Stock within 60 days of the date hereof:

Title of Class	Name and Address Of Beneficial Owner	Amount and Nature Of Beneficial Ownership	Percent Of Class

Common	Greg Lorber (1) E 50th St. Vernon CA 90058	16,680,000(2)	75.8%
Common	All Officers and Directors As a Group (3 persons)	16,680,000 (2)	75.8%

____________________

(1)	Officer and Director of our Company.
(2)	Includes 1,600,000 shares held in the name of CLGL LLC. Mr. Lorber is an officer, director and owner of 83.3% of CLGL LLC.

DIRECTORS AND OFFICERS

          Upon the closing of the Exchange Agreement, Lynn Vagi will resign as a director and Greg Lorber will be appointed to our board. Further, upon the closing of the Exchange Agreement, our President, Secretary, and Treasurer shall resign and the following persons shall be appointed as our officers: Greg Lorber, Chief Executive Officer and President; Andrea J. Payne Secretary, Alan Elgort Chief Operating Officer, Chief Financial Officer and Treasurer. Upon the later of the closing of the Exchange Agreement and 10 days after the mailing of this Information Statement to our members and the filing of this Information Statement with the SEC, Donald R. Stoltz will resign as a director and Alan Elgort will be appointed as a director.

          The following discussion sets forth information regarding our current officers and directors and our proposed officer and directors after the closing of the Exchange Agreement. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Mr. Lorber prior to the date the new directors take office.

Each member of our Board of Directors shall serve until his successor is elected and qualified.

Current Officers and Directors

The following sets forth, as of October 27, 2009, the name, age, positions, and experience of the executive officers and directors of the Company.

Name	Age	Positions

Lynn Vagi	34	CEO, CFO, President, Treasurer, Director

Donald R. Stoltz	53	Secretary and Director

Lynn M. Vagi has been our President and a Director since our inception. From 2004 to the present, she has been involved in the hospitality business at McCormick and Schmick’s in various service capacities. From 2002 to 2005, she was a Veterinary Technician at the Douglas County Animal Hospital. From 2003 to 2005, she also worked at Del Frisco’s restaurant as Sous Chef. In 2003, she also worked at Rock Yard Brewery, as Executive Chef, in Castle Rock, Colorado. Ms. Vagi attended Shelby State University, in Memphis, Tennessee.

Donald R. Stoltz has been President of DRS Construction and Management Inc., a private construction firm from 1985 to the present. His firm has been involved in the completion of numerous Commercial and Residential Projects throughout the Denver Metro area. From 1999 to 2002, Mr. Stoltz held a liquor license in Aurora Colorado, where he was a part owner of a Sports Bar/Night Club.

New Officers and Directors

          Upon the effectiveness of the share exchange, Ms. Vagi will resign as our CEO, CFO, President and Treasurer and Mr. Stolz will resign as Secretary. Upon the latter of effectiveness of the share exchange and 10 days following the filing of this Information Statement with the SEC and mailing of this Information Statement to our members, the following persons will be elected to the offices opposite their name.

Name	Age	Positions

Greg Lorber	35	Chief Executive Officer, President and Chairman of the Board

Alan Elgort	50	Chief Operating Officer, Chief Financial Officer, Treasurer and Director

Andrea J. Payne	43	Secretary

          Greg Lorber has served as the manager of both IC and Primp since their inception in 2006 and 2004, respectively. His responsibilities have included working with designers, distribution of product, development of brand name and administration. Prior, Mr. Lorber devoted eleven years working for Lorber Industries, a privately held family business that is one of the premiere textile companies in Southern California, where he was responsible for managing sales and operations of the business. Mr. Lorber obtained a Bachelor of Science degree from UCLA in 1996. He intends to devote substantially all of his business time to the affairs of the Company.

          Alan Elgort has been the Chief Operating Officer of Industry Concepts since December 2008. Prior, from 1991 through November 2008 he was President of Elgort Textile Associates, Inc., a privately held clothing company located in York, South Carolina. Mr. Elgort received a Bachelor of Science degree in Political science from SUNY Fredonia in 1977. He intends to devote substantially all of his business time to the affairs of the Company.

          Andrea J. Payne has been Secretary and General Counsel to IC since January 2007. Prior, from March 2006 through December 2006, she was employed by Swisstex Direct, Los Angeles, CA, a privately held textile company where her responsibilities included fabric production, purchasing and logistics. From June 1998 through February 2006 she was employed by Lorber Industries where her responsibilities included purchasing, supply chain management and accounts receivable management and support. Ms. Payne received a Juris Doctor degree from Loyola Law School in 1993 and a Bachelor of Arts degree in Economics from California State University at Long Beach in 1990. She intends to devote substantially all of her business time to the affairs of the Company.

          There are no family relationships between any of our current officers and directors and the individuals who will become directors and executive officers of our Company upon the closing of the Exchange Agreement.

Term of Office

          Directors are elected to hold office until the next annual meeting of members and until their successors are elected and qualified. Annual meetings of the stockholders for the selection of directors to succeed those whose terms expire are to be held at such time each year as designated by the Board of Directors. Officers of the Company are elected by the Board of Directors, which is required to consider that subject at its first meeting after every annual meeting of stockholders. Each officer holds his office until his successor is elected and qualified or until his earlier resignation or removal.

Director Independence

          Our securities are not listed on a national securities exchange or in an inter-dealer quotation system which has requirements that directors be independent. As a result, we have adopted the independence standards of the NYSE Euronext (formerly the American Stock Exchange) to determine the independence of our directors and those directors serving on our committees. These standards provide that a person will be considered an independent director if he or she is not an officer of the Company and is, in the view of the Company's Board of Directors, free of any relationship that would interfere with the exercise of independent judgment. Our Board of Directors has determined that our current directors are not independent.

          With the anticipated appointment of Greg Lorber to the Board, our current Board would not consider the anticipated appointee to be independent based upon his respective holdings in the Company and his positions as an officer and director of the Company.

Committees of the Board of Directors

          We do not have a separately designated compensation committee, nominating committee or audit committee of the Board of Directors. Consequently, we do not have charters for any of those committees. Since we have not and do not intend to compensate our executive officers or directors until we either raise funds or begin generating revenues, we do not believe it necessary to create a compensation committee. Our directors and officers will serve without compensation from our Company and we have not adopted any processes or procedures for the consideration and determination of executive and director compensation. We anticipate that the Board of Directors will appoint committees after the change of control and the closing of the Exchange Agreement.

          Our Board of Directors performs the duties that would normally be performed by an audit committee. We do not have an audit committee financial expert due to lack of funds.

          The Board of Directors, acting in the capacity of the audit committee, received communication from the Company's independent registered public accounting firm of the matters required by Statement on Auditing Standards No. 61 in connection with the audit of the Company's financial statements for the year ended October 31, 2009. Also, in connection with the audit of the Company's financial statements for the year ended October 31, 2009, the Board of Directors, acting in the capacity of the audit committee, received communication from the Company's independent registered public accounting firm of the independence matters required by Public Company Accounting Oversight Board Rule 3526. The Board of Directors was allowed the opportunity to discuss both of these communications with the Company's independent registered public accounting firm, but the Board of Directors determined that there were no matters that warranted additional discussion.

Director Nominations

          The Board of Directors does not have a standing nominating committee or committee performing similar functions. The Board of Directors also does not currently have a policy for the qualification, identification, evaluation or consideration of director candidates. The Board of Directors does not believe that a defined policy with regard to the qualification, identification, evaluation or consideration of candidates recommended by stockholders is necessary at this time due to the Company’s nominal operations and the fact that we have not received any stockholder recommendations in the past. Director nominees are considered solely by our current directors.

          After the closing of the Exchange Agreement we expect the new Board of Directors would review the director nomination process and implement policies for the qualification, identification, evaluation or consideration of director candidates.

Stockholder Communications with Directors

          After completion of the Share Exchange, stockholders who want to communicate with our Board may send a letter to our President at 4501 E. 50th St., Vernon, CA 90058. The mailing envelope should contain a clear notation indicating that the enclosed letter is a "Board Communication." The President, who also serves as a director, will review the communication.

Meetings of the Board of Directors and Stockholders

          Our Board of Directors held no formal meetings during the years ended October 31, 2009 and 2008. All proceedings of the Board of Directors were conducted by unanimous written consent. We have not adopted any policy with regard to Board members' attendance at annual meetings of security holders. No annual meeting of stockholders was held in 2009 or 2008, as we elected not to conduct the same in order to conserve operating capital.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

No compensation has been paid and no stock options granted to any of our officers or directors in the last three fiscal years.

          Unless otherwise expressly provided by resolution adopted by the Board of Directors, no director is entitled to receive any compensation for his services as a director. The Board of Directors may provide that the directors shall be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. In addition, the Board of Directors may provide that directors shall be paid their actual expenses, if any, of attendance at each meeting of the Board of Directors. Our bylaws do not prohibit any director from serving our Company in any other capacity and receiving compensation, but the Board of Directors may by resolution provide that any director receiving compensation for his or her services to our Company in any other capacity shall not receive additional compensation for his or her services as a director. The Board of Directors has not adopted any policy in regard to the payment of fees or other compensation to directors.

Acquired Companies Director and Officer Compensation

The new officers and directors of the Company will receive annual salaries of $100,000 per person when they assume their respective positions with our Company.

Certain Relationships and Related Transactions

We currently occupy approximately 300 square feet of office and retail space which we rent from our President and largest shareholder on a month-to-month basis, currently without charge.

Conflicts of Interest

          We have not adopted any policies or procedures for the review, approval, or ratification of any transaction between our Company and any executive officer, director, nominee to become a director, 10% stockholder, or family member of such persons, required to be reported under paragraph (a) of Item 404 of Regulation S-K promulgated by the SEC.

Certain Acquired Companies Relationships and Related Transactions

IC and Primp currently sublease their principal place of business at 4501 E. 50th St., Vernon, CA 90058 from Lorber Industries, LLC, a company owned and controlled by Greg Lorber, our Company’s new CEO, President and a director, pursuant to an oral sublease. This understanding provides for neither company to pay any rent through December 31, 2009. Thereafter, a monthly rent of $9,889 shall be payable, which is the pro rata monthly rent payable by Lorber Enterprises for the space utilized by IC and Primp.

COMPLIANCE WITH SECTION 16(a) OF THE

SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who own more than 10% of a registered class of our outstanding equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our Common Stock and other equity securities. Officers, directors and greater than 10% members are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. We have nothing to report in this regard.

LEGAL PROCEEDINGS

          We are not aware of any legal proceeding in which any director or officer or any of their affiliates is a party adverse to our Company or has a material interest adverse to us.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 29, 2009	YOUR WAY HOLDING CORP.

By: s/ Greg Lorber____________________________
Greg Lorber, Chief Executive Officer